Exhibit 99.1

FIRST QUARTER 2010 EARNINGS RELEASE

ROYAL BANK OF CANADA REPORTS FIRST QUARTER 2010 RESULTS

All amounts are in Canadian dollars, and are based on our unaudited interim consolidated financial statements for the quarter ended January 31, 2010 and related notes prepared in accordance with Canadian generally accepted accounting principles (GAAP), unless otherwise noted. Our Q1 2010 Report to Shareholders and supplementary financial information are available on our website at rbc.com/investorrelations.

TORONTO, March 3, 2010 - Royal Bank of Canada (RY on TSX and NYSE) today reported net income of $1,497 million for the first quarter ended January 31, 2010, up $387 million or 35% from last year and up $260 million or 21% from last quarter. This quarter we had strong results across most of our businesses and lower provision for credit losses (PCL). Net income increased from the prior year reflecting the general improvement in market and economic conditions.

“We generated net income of $1.5 billion and a return on equity of 17.5% while maintaining a strong capital position. This speaks to the earnings power of this organization, the strength of our businesses and our ability to manage costs and capital effectively,” said Gordon M. Nixon, RBC President and CEO. “Our longstanding strategy and diversified business model continues to serve us well as we extend our leadership position in Canada and build on our global platform. We continue to see signs of improvement in market and economic conditions and we are taking advantage of opportunities,” Nixon said.

First quarter 2010 compared to first quarter 2009[1]		First quarter 2010 compared to fourth quarter 2009
•	Net income of $1,497 million (up 35% from $1,110 million)	•	Net income of $1,497 million (up 21% from $1,237 million)
•	Diluted earnings per share (EPS) of $1.00 (up $.22 from $.78)	• •	Diluted EPS of $1.00 (up $.18 from $.82) ROE of 17.5% (up 280 bps from 14.7%)
•	Return on common equity (ROE) of 17.5% (up 300 basis points (bps) from 14.5%)
•	Tier 1 capital ratio of 12.7%

Canadian Banking net income was $777 million, up $81 million or 12% from last year, reflecting continued strong volume growth across most businesses and our ongoing focus on cost management, partially offset by higher PCL. Prior year earnings included a favourable adjustment of $52 million ($32 million after-tax) related to our credit card customer loyalty reward program liability. Compared to last quarter, net income was up $60 million or 8%, reflecting volume growth across most businesses and our ongoing focus on cost management.

“Our results in Canadian Banking reflect strong volume growth and market share gains across most products. Solid revenue growth coupled with our ongoing focus on cost management drove an efficiency ratio of 45.7%, an improvement of 140 basis points over last quarter,” Nixon said.

Wealth Management net income was $219 million, up $91 million over last year due to higher average fee-based client assets and transaction volumes, cumulative accounting adjustments of $39 million ($34 million after-tax), and a favourable income tax adjustment of $30 million. These factors were partially offset by spread compression. Compared to last quarter, earnings were up $58 million primarily due to the cumulative accounting adjustments and the favourable income tax adjustment noted above, partially offset by lower transaction volumes.

“Our Wealth Management businesses benefited from improved market conditions over last year, resulting in higher average fee-based client assets and a return of investor confidence. We continue to leverage our global capabilities to differentiate our product and service offerings to both individual and institutional clients,” Nixon said.

Insurance net income was $118 million, up $6 million or 5% from a year ago, reflecting solid business growth, largely in our European life business, investment losses in the prior year, and the favourable impact of a new U.K. annuity reinsurance arrangement in the current quarter. Compared to last quarter, net income was up $14 million or 13%, reflecting a lower level of unfavourable actuarial adjustments and investment losses in the prior quarter.

“Insurance continued to exhibit strong business growth across most products and complements our retail product offering,” Nixon said.

1 During 2009, we reclassified certain securities to loans in accordance with the amendments to Canadian Institute of Chartered Accountants Handbook section 3855. As disclosed in the fourth quarter of 2009, the impact of this reclassification increased our previously disclosed first quarter 2009 net income of $1,053 million to $1,110 million, and impacted our diluted EPS and ROE by $.05 and 70 basis points, respectively. For additional information, please refer to our 2009 Annual Report to Shareholders.

International Banking net loss of $57 million was lower than the net loss of $100 million a year ago and the net loss of $125 million last quarter. The improvement from last year is primarily due to lower PCL, which included provisions related to certain available-for-sale (AFS) securities reclassified to loans recorded in the prior year, and our ongoing focus on cost management. Compared to last quarter, the improvement reflects the provision recorded in the prior quarter related to the restructuring of certain Caribbean banking mutual funds which was partially reversed in the current quarter, lower PCL and our ongoing focus on cost management.

“We continue to see signs of improvement in our U.S. banking loan portfolio and we are working hard to restructure the business to improve client service and achieve greater operational efficiency,” Nixon said.

Capital Markets net income was $571 million, up $346 million from a year ago, as last year included significant market environment-related losses. We also had lower PCL and improved results across most of our investment banking businesses, partially offset by lower trading results. Compared to last quarter, net income was up $10 million largely reflecting lower PCL and the release of the remaining Enron Corp-related litigation provision of $53 million ($29 million after-tax). These factors were partially offset by higher variable compensation, as last quarter included an annual adjustment which lowered the expense in the fourth quarter.

“Once again, we benefitted from the strength and diversity of our Capital Markets businesses. Compared to last quarter, we had stronger investment banking activity driven by improved equity and credit market conditions and while we experienced moderating trading revenue in our fixed income and money markets businesses, this was partially offset by higher trading in equities,” Nixon said.

Corporate Support net loss of $131 million mainly reflected income tax adjustments which were largely offset by favourable tax adjustments in other segments. The net loss also included the unfavourable impact of hedge accounting on discontinued hedges and unfavourable cumulative accounting adjustments of $47 million ($33 million after-tax), related to securitization activity. These factors were partially offset by gains on our AFS portfolios.

Credit Quality – Total PCL of $493 million decreased $293 million from a year ago and $390 million from last quarter. There was no general provision this quarter compared to $149 million in the prior year and $156 million in the prior quarter. We also had lower specific PCL compared to both periods driven by lower provisions in Capital Markets and International Banking. Compared to last quarter, specific PCL decreased $234 million as discussed below.

In Canadian Banking, specific PCL of $318 million was essentially flat from last quarter due to increased provisions in our business lending portfolio, largely offset by lower provisions in our credit card and unsecured personal portfolios.

In International Banking, specific PCL of $175 million decreased $54 million compared to last quarter, primarily attributable to our U.S. residential builder finance portfolio resulting from stabilizing asset quality. Provisions related to certain AFS securities reclassified to loans recorded in the prior quarter also contributed to the decrease.

In Capital Markets, specific PCL of $30 million decreased $190 million, as last quarter had a few large client provisions.

Credit quality has generally improved from the prior year and quarter reflecting the stabilization of asset quality. The sustainability of the current level of PCL remains uncertain at this time and will be dependent upon the entrenchment of the economic recovery and improvement in unemployment levels.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in earnings release, in other filings with Canadian regulators or the SEC, in reports to shareholders and in other communications. Forward-looking statements in this earnings release include, but are not limited to, the President and Chief Executive Officer’s statements in this earnings release. The forward-looking information contained in this earnings release is presented for the purpose of assisting the holders of our securities and financial analysts in understanding our results of operations and financial position as at and for the periods ended on the dates presented and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could” or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our medium-term objectives, vision and strategic goals will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include: credit, market, operational and liquidity and funding risks, and other risks discussed in the Risk, capital and liquidity management section and in our 2009 Annual Report to Shareholders; general business, economic and financial market conditions in Canada, the United States and certain other countries in which we conduct business; changes in accounting standards, policies and estimates, including changes in our estimates of provisions, allowances and valuations; the effects of changes in government fiscal, monetary and other policies; the effects of competition in the markets in which we operate; the impact of changes in laws and regulations, including tax laws; judicial or regulatory judgments and legal proceedings; the accuracy and completeness of information concerning our clients and counterparties; our ability to successfully execute our strategies and to complete and integrate strategic acquisitions and joint ventures successfully; and development and integration of our distribution networks.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in the Risk, capital and liquidity management section of our Q1 2010 Report to Shareholders, and in our 2009 Annual Report to Shareholders.

Information contained in or otherwise accessible through the websites mentioned does not form part of this earnings release. All references in this earnings release to websites are inactive textual references and are for your information only.

ACCESS TO QUARTERLY RESULTS MATERIALS

Interested investors, the media and others may review this quarterly earnings release, quarterly results slides, supplementary financial information and our Q1 2010 Report to Shareholders on our website at rbc.com/investorrelations.

Quarterly conference call and webcast presentation

Our quarterly conference call is scheduled for Wednesday, March 3, 2010 at 7:30 a.m. (EST) and will feature a presentation about our first quarter results by RBC executives. It will be followed by a question and answer period with analysts.

Interested parties can access the call live on a listen-only basis at: www.rbc.com/investorrelations/ir_events_presentations.html or by telephone (416-695-7806 or 1-888-789-9572, passcode 4503676). Please call between 7:20 a.m. and 7:25 a.m. (EST).

Management’s comments will be posted on our website shortly after the call. Also, a recording will be available on March 3 until June 3, 2010 at: www.rbc.com/investorrelations/ir_quarterly.html or by telephone (416-695-5800 or 1-800-408-3053,passcode 4041431).

Media Relations Contacts

Katherine Gay, VP & Head, Corporate Communications, katherine.gay@rbc.com, 416-974-6286 (within Toronto) or 1-888-880-2173 (toll-free outside Toronto)

Gillian McArdle, Head, Media Relations, gillian.mcardle@rbc.com, 416-974-5506 (within Toronto) or 1-888-880-2173 (toll-free outside Toronto)

Investor Relations Contacts

Josie Merenda, VP & Head, Investor Relations, josie.merenda@rbc.com, 416-955-7803

Bill Anderson, Director, Investor Relations, william.anderson@rbc.com, 416-955-7804

Amy Cairncross, Director, Investor Relations, amy.cairncross@rbc.om, 416-955-7809

ABOUT RBC

Royal Bank of Canada (RY on TSX and NYSE) and its subsidiaries operate under the master brand name RBC. We are Canada’s largest bank as measured by assets and market capitalization, and among the largest banks in the world, based on market capitalization. We are one of North America’s leading diversified financial service companies, and provide personal and commercial banking, wealth management services, insurance, corporate and investment banking and transaction processing services on a global basis. We employ approximately 77,000 full- and part-time employees who serve more than 18 million personal, business, public sector and institutional clients through offices in Canada, the U.S. and 53 other countries. For more information, please visit rbc.com.

Trademarks used in this release include the LION & GLOBE Symbol, ROYAL BANK OF CANADA and RBC which are trademarks of Royal Bank of Canada used by Royal Bank of Canada and/or by its subsidiaries under license. RBC Dexia IS and affiliated Dexia companies are licensed users of the RBC trademark.